Still Company Inc.

A Colorado Corporation

Financial Statements

April 30, 2016

Still Company Inc.

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS AS OF MAY 11, 2016 AND FOR THE PERIOD
FROM MAY 1, 2015 (INCEPTION) TO April 30, 2016:

Balance Sheet   3-4

Income Statement   5-6

Cash Flow Statement   7

Notes to Financial Statements   8–13

STILL COMPANY INC.
BALANCE SHEET
April 30, 2016

ASSETS

CURRENT ASSETS

Cash:	$4,000.00
Accounts Receivable:	$0.00
Inventory:	$400.00
Prepaid Expenses:	$300.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$4,700.00**

FIXED ASSETS

Long-Term Investments:	$0.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$3,200.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$200.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$0.00
NET FIXED ASSETS:	**$3,400.00**

OTHER ASSETS

Goodwill:	$0.00

TOTAL ASSETS:	**$8,100.00**

STILL COMPANY INC.
BALANCE SHEET
April 30, 2016 (cont.)

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$0.00
Accrued Wages:	$0.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	**$0.00**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$12,000.00
TOTAL LONG-TERM LIABILITIES:	**$12,000.00**

SHAREHOLDERS' EQUITY

Common Stock:	$50.00
Preferred Stock:	$0.00
Additional Paid-In Capital:	$24,157.00
Retained Earnings:	($28,057.00)
Treasury Stock:	($0.00)
TOTAL EQUITY:	**($3,900.00)**

TOTAL LIABILITIES & EQUITY:	**$8,100.00**

STILL COMPANY INC.
INCOME STATEMENT
<u>**For the Period January 20th 2015 –Through- April 30, 2016**</u>

Revenues

Products	$0.00
Less Returns and Allowances	
Services	$0.00
Total Revenue	**$0.00**

Costs

Products	$0.00
Services	$0.00
Other	$0.00
Total Cost	**$0.00**

GROSS PROFIT | **$0.00**

Operating Expenses

General and Administrative	$500.00
Insurance	$0.00
Non Recurring	
-Marketing	$7,000.00
-Rich Media Content	$5,675.00
-Legal	$5,509.00
-General	$4,240.00
-Printing	$1,038.00
-Training	$1,495.00
-	
Rent	$0.00
Research and Development	$1,500.00
Salaries and Wages	$0.00
Sales and Marketing	$1,100.00
Other	$0.00
Total Operating Expenses	**$28,057.00**

OPERATING INCOME | **($28,057.00)**

Non-Operating or Other

Interest Revenue	
Interest Expense	
Gain on Sale of Assets	
Loss on Sale of Assets	
Total Non-Operating or Other	**$0.00**

- 6 -

PRE-TAX INCOME	**($28,057.00)**
Taxes	
Income Tax Expense	$0.00
NET INCOME	**($28,057.00)**

STILL COMPANY INC.
CASH FLOW STATEMENT
As of April 30, 2016 and for the period from May 1, 2015 (inception) to April 30, 2016

Cash Flows from Operating Activities:

Operating Income (Loss)	($28, 057)	
Increase in Inventory	($400)	
Decrease in Prepaid Expenses	0	
Increase in Prepaid Expenses	($300)	
Increase in Accounts Payable	$3,000	
Decrease in Accrued Expenses		
Net Cash Flow from Operating Activities		**($25,757)**

Cash Flows from Investing Activities:

Sale of Equipment	0	
Purchase of Equipment	($3,400)	
Net Cash Flow from Investing Activities		**($3,400)**

Cash Flows from Financing Activities:

Owners Capital Contribution	$24,157	
Increase in Long Term Debt	$12,000	
Net Cash Flow from Financing Activities		**$36,157**
Net Change in Cash		**$7,000**
Beginning Cash Balance		**$0.00**
Ending Cash Balance		**$7,000**

STILL COMPANY INC.
NOTES TO THE FINANCIAL STATEMENTS
As of April 30, 2016 and for the period from May 1, 2015 (inception) to April 30, 2016

NOTE 1: NATURE OF OPERATIONS

Still Company Inc. (the "Company"), is a business originally organized January 20, 2015 under the laws of Colorado. The Company was formed to explore the integration of photographic and video media in a single stream that would be placed in a consumer's home and permit that consumer to "relive" various personal experiences through the technology afforded by Augmented Reality. As of April 30, 2016, the Company has not yet commenced planned principal operations nor generated any revenue. The Company's activities since inception have consisted of formation activities and preparations to raise additional capital as described in Note 6. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to commence the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Initially, the Company adopted a fiscal year commencing on the 1st day of May, 2015 and ending on the following April 30th, as its basis for reporting purposes. However, it is the Company's intention to shift to a calendar year as soon as financing is concluded and the necessary stub period financial statements have been prepared and stub period tax returns have been filed with the appropriate taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts

STILL COMPANY INC.
NOTES TO THE FINANCIAL STATEMENTS
As of April 30, 2016 and for the period from May 1, 2015 (inception) to April 30, 2016

receivable or associated allowances for doubtful accounts established as of May 11, 2016.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. There were no financial instruments outstanding as of May 11, 2016.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

STILL COMPANY INC.
NOTES TO THE FINANCIAL STATEMENTS
As of April 30, 2016 and for the period from May 1, 2015 (inception) to April 30, 2016

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of May 11, 2016.

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted earnings per share. Basic and diluted earnings per share reflect the actual weighted average of common shares issued and outstanding during the period. There are no dilutive or potentially dilutive instruments outstanding as of May 11, 2016 and the Company is in a net loss position. Accordingly, diluted loss per share is the same as basic loss per share for the periods presented.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering" with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon the completion of an offering or to expense if the offering is not completed. The Company anticipates significant offering costs in connection with the Proposed Offering discussed in Note 6. No offering costs were incurred during the year ended May 11, 2016 .

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At May 11, 2016, the Company had no deferred tax assets. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize any NOL's should such NOL's become available before they expire, the Company will, in such a case, record a valuation allowance to reduce the net deferred tax asset (as it shall exist at such time) to zero.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company did not have any material unrecognized tax benefit as of May 11, 2016. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the year ended May 11, 2016, the Company recognized no interest and penalties.

STILL COMPANY INC.
NOTES TO THE FINANCIAL STATEMENTS
As of April 30, 2016 and for the period from May 1, 2015 (inception) to April 30, 2016

The Company files U.S. federal tax returns. As the year ending April 30, 2016 incurred a net operating loss, no taxes were due and thus no returns need be filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: STOCKHOLDER'S EQUITY

The aggregate number of shares which the Company has authority to issue is two million, one million of which have been designated as "common stock" and one million of which have been designated as "preferred stock". Of the shares which the Company has authority to issue, five hundred thousand shares of the common stock are currently issued and outstanding and beneficially owned by the Company's sole founder, Christopher Fisher.

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated revenues or profits since inception, and has sustained a net loss of $28,057.00 for the years ended April 30, 2016. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing from its stockholders and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTIES

As of May 11, 2016, and since inception there have been no "related parties" transactions, other than transactions incidental to the Company's founder engaging in activities consistent with his role as the Company's founder.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no

STILL COMPANY INC.
NOTES TO THE FINANCIAL STATEMENTS
As of April 30, 2016 and for the period from May 1, 2015 (inception) to April 30, 2016

longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt*, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

There have been no material changes or events that have occurred with respect to the Company's operations since the end of the Company's fiscal reporting period ended April 30, 2016.

The Company has evaluated subsequent events through May 11, 2016, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

NOTE 8: FUTURE PROJECTIONS

The Company has provided as a supplement to these Financial Statements certain additional statements related to the Company's future business and financial performance and future events or developments involving the Company that may constitute forward-looking statements. These statements may be identified by words such as "expect," "look forward to," "anticipate" "intend," "plan," "believe," "seek," "estimate," "will," "project" or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to stockholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of the Company's management, of which many are beyond the Company's control. These are subject to a number of risks, uncertainties and factors, including, but not limited to those

STILL COMPANY INC.
NOTES TO THE FINANCIAL STATEMENTS
As of April 30, 2016 and for the period from May 1, 2015 (inception) to April 30, 2016

described in the various disclosures. Should one or more of these risks or uncertainties materialize, or should underlying expectations not occur or assumptions prove incorrect, actual results, performance or achievements of the Company may (negatively or positively) vary materially from those described explicitly or implicitly in the relevant forward-looking statement. The Company neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.